AXIOM INTELLIGENCE ACQUISITION CORP 1

Berkeley Square House, 2nd Floor

Berkeley Square

London W1J 6BD

United Kingdom

VIA EDGAR

April 11, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attention: Stacie Gorman and Jeffrey Gabor

Re:	Axiom Intelligence Acquisition Corp 1

Draft Registration Statement on Form S-1

Submitted March 10, 2025

CIK No. 0002057030

Dear Ms. Gorman and Mr. Gabor:

Axiom Intelligence Acquisition Corp 1 (the “Company,” “we,” “our” or “us”) hereby transmits its response to the comment letter received from the staff (the “Staff”, “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”), dated April 4, 2025, regarding the Draft Registration Statement on Form S-1 submitted to the Commission on March 10, 2025.

For the Staff’s convenience, we have repeated below the Staff’s comment in bold, and have followed each comment with the Company’s response. Disclosure changes have been made in the amended Draft Registration Statement on Form S-1 (the “Draft Registration Statement”), which is being filed with the Commission contemporaneously with the submission of this letter.

Draft Registration Statement on Form S-1

Cover Page

1.	Please revise paragraph 8 to disclose whether compensation and securities issuance may result in a material dilution of the purchasers’ equity interests. Please refer to Item 1602(a)(3) of Regulation S-K.

In response to the Staff’s comment, we have revised the disclosure in paragraph 8 of the cover page of the Draft Registration Statement to clarify the material dilution to purchasers’ equity interest from the securities issuances. We do not believe there will be material dilution from any compensation payable to the Company’s sponsor, officers or directors.

U.S. Securities and Exchange Commission
Division of Corporation Finance
April 11, 2025

Summary, page 1

2.	We note your disclosure on page 61 that you may seek additional financing. Please revise your summary to provide the information required by Item 1602(b)(5) of Regulation S-K.

In response to the Staff’s comment, we have added disclosure regarding potential additional financings on page 15 of the Draft Registration Statement.

3.	Please revise your summary section to provide the tabular and related compensation disclosure required by Item 1602(b)(6) of Regulation S-K.

In response to the Staff’s comment, we have revised the disclosure on page 10 of the Draft Registration Statement to provide the tabular and related compensation disclosure required by Item 1602(b)(6) of Regulation S-K.

The Offering

Founders Shares, page 12

4.	We note disclosure on page 14 and elsewhere in the filing that if the non-managing sponsor investors purchase all of the units for which they have expressed interest or otherwise hold a substantial number of units, then they will potentially have different interests than other public shareholders. Please revise to clarify that regardless of the number of units they purchase, non-managing sponsor investors will have different interests than other public shareholders in that they will be incentivized to vote for a business combination due to their indirect interest in founder shares and private units.

In response to the Staff’s comment, we have revised the disclosure on the cover page and on pages 30 and 163 of the Draft Registration Statement.

Ability to extend time to complete business combination, page 19

5.	Please provide all of the disclosure required by Item 1602(b)(4) of Regulation S-K including whether there are any limitations on the number of extensions, including the number of times. Also disclose the consequences to the sponsor of not completing an extension of this time period.

In response to the Staff’s comment, we have added the requested disclosure on page 29 of the Draft Registration Statement.

Conflicts of Interest, page 33

6.	We note your disclosure on page 34 that your “sponsor, officers, or directors may sponsor or form other special purpose acquisition companies similar to [yours] or may pursue other business or investment ventures during the period in which [you] are seeking an initial business combination.” Please clarify how opportunities to acquire targets will be allocated among SPACs. Please make similar revisions to your disclosure on page 146. Please refer to Items 1602(b)(7) and 1603(b) of Regulation SK.

In response to the Staff’s comment, we have revised the disclosure on pages 44, 125, 127 and 157 of the Draft Registration Statement.

U.S. Securities and Exchange Commission
Division of Corporation Finance
April 11, 2025

Dilution, page 93

7.	Please expand your narrative disclosure to include a discussion of each material potential source of future dilution. Your revisions should address, but not be limited to, the Share Rights and shares that may be issued in connection with the conversion of the Working Capital Loans. Reference is made to Item 1602(c) of Regulation S-K.

In response to the Staff’s comment, we have revised the narrative disclosure on page 103 of the Draft Registration Statement to include a discussion of each material potential source of future dilution.

Proposed Business, page 101

8.	We note your disclosure on page 116 that you have not “contacted any of the prospective target businesses that [your] management team in their prior SPACs had considered and rejected as target businesses to acquire.” Please provide the disclosure required by 1603(a)(3) of Regulation S-K or advise. Please also revise your disclosure regarding your management’s experience as appropriate.

In response to the Staff’s comment, we have revised the disclosure on pages 7, 115, 126 and 157 of the Draft Registration Statement to provide the requested disclosure.

***

We thank the Staff for its review of the foregoing. If you have further comments, please feel free to contact to our counsel, Joshua Englard and Jonathan Deblinger of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Sincerely,

/s/ Richard Dodd
Chairman of the Board

cc:	Ellenoff Grossman & Schole LLP

Loeb & Loeb LLP